Exhibit (a)(1)

March 8, 2007

To our stockholders:

On behalf of the Board of Directors of New Plan Excel Realty Trust, Inc., I am pleased to inform you that on February 27, 2007, New Plan entered into a merger agreement with affiliates of Centro Properties Group, an Australian real estate company. Pursuant to the terms of the merger agreement, Super MergerSub Inc., an indirect wholly owned subsidiary of Centro, today has commenced an offer to purchase for cash all outstanding shares of New Plan’s common stock at a price of $33.15 per share. After the successful completion of the tender offer and the satisfaction or waiver of certain conditions, Super MergerSub, as the purchaser in the tender offer, will be merged with and into New Plan.

The New Plan board of directors has determined that the tender offer, the merger and the merger agreement are advisable, fair to, and in the best interests of New Plan and our stockholders, and unanimously recommends that you accept the tender offer and tender your shares of New Plan common stock in the tender offer.

In arriving at its recommendation, the New Plan board of directors carefully considered a number of factors. Those factors are discussed in its solicitation/recommendation statement, a copy of which is enclosed.

In addition, enclosed are the purchaser’s offer to purchase, dated March 8, 2007, letter of transmittal and related documents. Those documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares of New Plan common stock in the tender offer. We urge you to read these documents and to consider this information carefully.

The New Plan board of directors believes that the tender offer provides our stockholders with the opportunity to maximize their return on investment in New Plan and therefore has concluded that it is in the best interests for our stockholders and our company. On their behalf, I thank you for the support that you have given to New Plan over the years.

Very truly yours,

Glenn J. Rufrano
Chief Executive Officer